FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Semi-Annual Report filed with the Kanto Local Finance Bureau, Japan on December 28, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	January 10, 2011	By:	/s/ Shanthi Venkatesan
			Name :	Ms. Shanthi Venkatesan
			Title :	Assistant General Manager

Item 1
[Form No. 10]

Cover Page

Document Name:	Semi-Annual Report

Filed with:	Director of Kanto Local Finance Bureau

Date of Filing:	December 28, 2010

For Six-month Period:	From April 1, 2010 through September 30, 2010

Corporate Name:	ICICI Bank Limited

Name and Title of Representative:	Sandeep Batra
Group Compliance Officer and Company Secretary

Location of Registered Office:	Landmark, Race Course Circle, Vadodara 390 007,
Gujarat, India
Personal Name or Corporate Name
of Attorney-in-Fact:	Hironori Shibata, Attorney-at-Law

Address or Location of
Attorney-in-Fact:	Anderson Mori & Tomotsune
Izumi Garden Tower
6-1, Roppongi 1-chome
Minato-ku, Tokyo

Telephone Number:	03-6888-1182

Name of Person to Contact with:	Takako Nakamura, Attorney-at-Law
Jun Ishii, Attorney-at-Law

Place to Contact with:	Anderson Mori & Tomotsune
Izumi Garden Tower
6-1, Roppongi 1-chome
Minato-ku, Tokyo

Telephone Number:	03-6888-5894

Place(s) for Public Inspection:	Not applicable.

Notes:

1.
In this Semi-Annual Report, all references to "we", "our" and "us" are, unless the context otherwise requires, to ICICI Bank Limited on an unconsolidated basis. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to "ICICI Bank" or "the Bank" are, as the context requires, to ICICI Bank Limited on an unconsolidated basis.

2.
In this document, references to "US$" are to United States dollars, references to "Rs." are to Indian rupees, and references to "¥" or "JPY" are to Japanese yen. For convenience in reading this document, certain US dollar amounts have been translated into Japanese yen at the mean of the telegraphic transfer spot selling and buying rates vis-à-vis customers as at December 1, 2010 as quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in Tokyo (US$ 1 = ¥ 83.70), and certain rupee amounts have been translated into Japanese yen at the reference rate of Rs. 1 = ¥ 2.00 based on the foreign exchange rate as announced by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in Tokyo as at December 1, 2010.

3.
The fiscal year of the Bank commences on April 1 and ends at March 31 of each year.  References to a particular "fiscal" year are to our fiscal year ended at March 31 of such year. For example, "fiscal 2011" refers to the year commenced on April 1, 2010 and ending at March 31, 2011.

4.	Where figures in tables in this document have been rounded, the totals may not necessarily agree with the arithmetic sum of the figures.

TABLE OF CONTENTS (for reference purpose only)

COVER SHEET

PART I.	CORPORATE INFORMATION	1

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY	1

II.	OUTLINE OF COMPANY	2

1.	Trends in Major Business Indices, etc.	2

2.	Nature of Business	8

3.	State of Affiliated Companies	9

4.	State of Employees	11

III.	STATEMENT OF BUSINESS		12

	1.	Outline of Results of Operations, etc.	12

	2.	State of Production, Orders Accepted and Sales	12

	3.	Problems to be Coped with	12

	4.	Risks in Business, etc.	12

	5.	Material Contracts relating to Management, etc.	12

	6.	Research and Development Activities	12

	7.	Analysis of Financial Condition, Operating Results and Statement of Cash Flows	13

IV.	STATEMENT OF FACILITIES		30

	1.	State of Major Facilities	30

	2.	Plan for Installation, Retirement, etc. of Facilities	30

V.	STATEMENT OF FILING COMPANY		31

1.	State of Shares, etc.			31

	(1)	Total Number of Shares, etc.		31

		(i)	Total Number of Shares	31

		(ii)	Issued Shares	31

(2)	State of Exercise of Bonds with Stock Acquisition Rights etc., with Moving Strike Clause	32

- i -

(3)	Total Number of Issued Shares and Capital Stock	32

(4)	Major Shareholders	33

	2.	Trends in Stock Prices	34

	3.	Statement of Directors and Officers	35

VI.	FINANCIAL CONDITION		36

	1.	Financial Statements for the Relevant Periods	36

	2.	Other Information	37

(1)	Legal and Regulatory Proceedings	37

(2)	Subsequent Events	42

	3.	Major Differences between United States and Japanese Accounting Principles and Practices	42

	4.	Major Differences between Indian and Japanese Accounting Principles and Practices	43

VII.	TRENDS IN FOREIGN EXCHANGE RATES		47

VIII.	REFERENCE INFORMATION OF FILING COMPANY		48

PART II.		INFORMATION ON GUARANTY COMPANY, ETC. OF FILING COMPANY	49

I.	INFORMATION ON GUARANTY COMPANY		49

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY		49

III.	INFORMATION ON BUSINESS INDICES, ETC.		49

- ii -

PART I.	CORPORATE INFORMATION

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY

There has been no material change in legal and other systems in India, since the last Annual Securities Report ("ASR") filed on September 30, 2010 for fiscal 2010.

II.	OUTLINE OF COMPANY

1.	Trends in Major Business Indices, etc.

The following data is derived from the audited unconsolidated financial results of ICICI Bank Limited prepared in accordance with generally accepted accounting principals in India ("Indian GAAP").

Audited unconsolidated financial results
(Rs. in crore/JPY in ten-million)
		Six months ended				Year ended
Sr. No.	Particulars	September 30, 2010	September 30, 2010	September 30, 2009	September 30, 2008	March 31, 2010	March 31, 2010	March 31, 2009
		(Audited)		(Audited)	(Audited)	(Audited)		(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	Rs. 12,121.64	JPY 24,243.28	Rs. 13,790.38	Rs. 15,726.78	Rs. 25,706.93	JPY 51,413.86	Rs. 31,092.55
	a) Interest/discount on advances/bills	7,727.70	15,455.40	9,579.59	11,465.55	17,372.73	34,745.46	22,323.83
	b) Income on investments	3,574.68	7,149.36	3,204.09	3,682.28	6,466.35	12,932.70	7,403.06
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	180.36	360.72	386.40	265.04	624.99	1,249.98	518.71
	d) Others	638.90	1,277.80	620.30	313.91	1,242.86	2,485.72	846.95
2.	Other income	3,258.44	6,516.88	3,913.67	3,415.51	7,477.65	14,955.30	7,603.72
3.	TOTAL INCOME (1)+(2)	15,380.08	30,760.16	17,704.05	19,142.29	33,184.58	66,369.16	38,696.27
4.	Interest expended	7,926.21	15,852.42	9,769.05	11,489.41	17,592.57	35,185.14	22,725.93
5.	Operating expenses (e)+(f)+(g)	3,053.86	6,107.72	2,970.55	3,653.95	5,859.83	11,719.66	7,045.11
	e) Employee cost	1,199.85	2,399.70	916.07	1,011.28	1,925.79	3,851.58	1,971.70
	f) Direct marketing expenses	71.29	142.58	48.40	372.83	125.48	250.96	528.92
	g) Other operating expenses	1,782.72	3,565.44	2,006.08	2,269.84	3,808.56	7,617.12	4,544.49
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	10,980.07	21,960.14	12,739.60	15,143.36	23,452.40	46,904.80	29,771.04
7.	OPERATING PROFIT (3)-(6) (Profit before provisions and contingencies)	4,400.01	8,800.02	4,964.45	3,998.93	9,732.18	19,464.36	8,925.23
8.	Provisions (other than tax) and contingencies	1,438.96	2,877.92	2,394.95	1,716.02	4,386.86	8,773.72	3,808.26
9.	Exceptional items	..	..	..	..	..	..	..
10.	PROFIT / (LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)-(8)-(9)	2,961.05	5,922.10	2,569.50	2,282.91	5,345.32	10,690.64	5,116.97
11.	Tax expense (h)+(i)	698.80	1,397.60	651.15	540.69	1,320.34	2,640.68	1,358.84
	h) Current period tax	1,010.20	2,020.40	795.34	944.27	1,600.78	3,201.56	1,830.51
	i) Deferred tax adjustment	(311.40)	(622.80)	(144.19)	(403.58)	(280.44)	(560.88)	(471.67)
12.	NET PROFIT / (LOSS) FROM ORDINARY ACTIVITIES (10)-(11)	2,262.25	4,524.50	1,918.35	1,742.22	4,024.98	8,049.96	3,758.13
13.	Extraordinary items (net of tax expense)	..	..	..	..	..	..	..
14.	NET PROFIT / (LOSS) FOR THE PERIOD (12)-(13)	2,262.25	4,524.50	1,918.35	1,742.22	4,024.98	8,049.96	3,758.13
15.	Paid-up equity share capital (face value Rs. 10/-)	1,150.83	2,301.66	1,113.60	1,113.29	1,114.89	2,229.78	1,113.29

16.	Reserves excluding revaluation reserves	52,824.02	105,648.04	50,144.66	47,531.95	50,503.48	101,006.96	48,419.73
17.	Analytical ratios
	i) Percentage of shares held by Government of India	..	..	..	..	..	..	..
	ii) Capital adequacy ratio	20.23%	..	17.69%	14.01%	19.41%	..	15.53%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expenses (not annualized for period) (in Rs./JPY)	20.11	40.22	17.23	15.65	36.14	72.28	33.76
	b) Diluted EPS before and after extraordinary items, net of tax expenses (not annualized for period) (in Rs./JPY)	20.03	40.06	17.17	15.60	35.99	71.98	33.70
18.	NPA Ratio 1,2
	i) Gross non-performing advances (net of write-off)	10,141.16	20,282.32	9,200.89	9,501.48	9,480.65	18,961.30	9,649.31
	ii) Net non-performing advances	3,145.23	6,290.46	4,499.05	4,232.93	3,841.11	7,682.22	4,553.94
	iii) % of gross non-performing advances (net of write-off) to gross advances	5.03%	..	4.69%	4.18%	5.06%	..	4.32%
	iv) % of net non-performing advances to net advances	1.62%	..	2.36%	1.91%	2.12%	..	2.09%
19.	Return on assets (annualized)	1.23%	..	1.06%	0.89%	1.13%	..	0.98%
20.	Public shareholding
	i) No. of shares	1,147,919,537	..	1,113,564,145	1,113,249,042	1,114,845,314	..	1,113,250,642
	ii) Percentage of shareholding	100	..	100	100	100	..	100
21.	Promoter and promoter group shareholding
	i) Pledged/encumbered
	a) No. of shares	..	..	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the bank)	..	..	..	..	..	..	..
	ii) Non-encumbered
	a) No. of shares	..	..	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..	..

c) Percentage of shares (as a % of the total share capital of the bank)	..	..	..	..	..	..	..

1.
At June 30, 2010, the gross non-performing advances (net of write-off) were Rs. 9,829.03 crore and the net non-performing advances were Rs. 3,456.18 crore. The percentage of gross non-performing advances (net of write-off) to gross advances (net of write-off) was 5.14% and percentage of net non-performing advances to net advances was 1.87% at June 30, 2010.

2.
The percentage of gross non-performing customer assets to gross customer assets was 4.24% and net non-performing customer assets to net customer assets was 1.37% at September 30, 2010. Customer assets include advances and credit substitutes.

Unconsolidated segmental results of ICICI Bank Limited

(Rs. in crore/JPY in ten-million)
		Six months ended				Year ended
Sr. No.	Particulars	September 30, 2010	September 30, 2010	September 30, 2009	September 30, 2008	March 31, 2010	March 31, 2010	March 31, 2009
		(Audited)		(Audited)	(Audited)	(Audited)		(Audited)
1.	Segment revenue
A	Retail Banking	Rs. 7,771.56	JPY 15,543.12	Rs. 9,433.26	Rs. 12,155.85	Rs. 17,724.41	JPY 35,448.82	Rs. 23,015.21
B	Wholesale Banking	8,840.07	17,680.14	10,635.16	13,103.41	19,254.13	38,508.26	24,807.71
C	Treasury	11,116.14	22,232.28	13,767.01	13,798.18	24,797.80	49,595.60	29,590.87
D	Other Banking	204.48	408.96	239.12	278.02	437.57	875.14	612.57
	Total revenue	27,932.25	55,864.50	34,074.55	39,335.46	62,213.91	124,427.82	78,026.36
	Less: Inter segment revenue	12,552.17	25,104.34	16,370.50	20,193.17	29,029.33	58,058.66	39,330.09
	Income from operations	15,380.08	30,760.16	17,704.05	19,142.29	33,184.58	66,369.16	38,696.27
2.	Segmental results (i.e. Profit before tax)
A	Retail Banking	(334.07)	(668.14)	(759.22)	405.39	(1,333.51)	(2,667.02)	58.05
B	Wholesale Banking	2,140.52	4,281.04	1,525.63	2,296.78	3,645.10	7,290.20	3,413.31
C	Treasury	1,087.12	2,174.24	1,697.70	(540.91)	2,788.64	5,577.28	1,284.35
D	Other Banking	67.48	134.96	105.39	121.65	245.09	490.18	361.26
	Total segment results	2,961.05	5,922.10	2,569.50	2,282.91	5,345.32	10,690.64	5,116.97
	Unallocated expenses	--	--	--	--	--	--	--
	Profit before tax	2,961.05	5,922.10	2,569.50	2,282.91	5,345.32	10,690.64	5,116.97
3.	Capital employed (i.e. Segment assets – Segment liabilities)
A	Retail Banking	(72,171.99)	(144,343.98)	(36,027.33)	(8,860.48)	(44,905.31)	(89,810.62)	(15,889.85)
B	Wholesale Banking	45,168.68	90,337.36	32,727.46	15,708.43	26,929.31	53,858.62	24,549.79
C	Treasury	74,327.81	148,655.62	48,520.41	36,626.76	63,238.40	126,476.80	36,988.70
D	Other Banking	724.74	1,449.48	606.56	1,032.38	470.63	941.26	572.04
E	Unallocated	5,925.61	11,851.22	5,431.16	4,488.15	5,885.34	11,770.68	3,662.34
	Total	Rs. 53,974.85	JPY 107,949.70	Rs. 51,258.26	Rs. 48,995.24	Rs. 51,618.37	JPY 103,236.74	Rs. 49,883.02

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on ”Segmental Reporting” which is effective from the reporting period ended March 31, 2008.

2.
“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	“Treasury” includes the entire investment portfolio of the Bank.
5.	“Other Banking” includes hire purchase and leasing operations and other items not attributable to any particular business segment.

Notes:

1.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on “Interim Financial Reporting”.
2.
The Bank of Rajasthan Limited (Bank of Rajasthan), a banking company incorporated under the Companies Act, 1956 and licensed by RBI under the Banking Regulation Act, 1949 was amalgamated with ICICI Bank Limited (ICICI Bank) with effect from close of business of August 12, 2010 in terms of the Scheme of Amalgamation (the Scheme) approved by RBI vide its order DBOD No. PSBD 2603/16.01.128/2010-11 dated August 12, 2010 under sub section (4) of section 44A of the Banking Regulation Act, 1949. The consideration for the amalgamation was 25 equity shares of ICICI Bank of the face value of Rs. 10/- each fully paid-up for every 118 equity shares of Rs. 10/- each of Bank of Rajasthan. Accordingly, on August 26, 2010, ICICI Bank allotted 31,323,951 equity shares to the shareholders of Bank of Rajasthan and 2,860,170 equity shares have been kept in abeyance pending civil appeal and regulatory direction, which have been included in paid-up capital of the Bank.

3.
The net loss of ICICI Prudential Life Insurance Company (ICICI Life) for the half year ended September 30, 2010 (H1-2011) was Rs. 100.99 crore and the net profit after tax for the quarter ended September 30, 2010 (Q2-2011) was Rs. 14.90 crore. In the non-participating policyholders' funds, there was a surplus of Rs. 488.88 crore, net of deferred tax, for H1-2011 and Rs. 254.17 crore, net of deferred tax, for Q2-2011. The surplus in the non-participating funds would be transferred at the end of the financial year based on the appointed actuary's recommendation. If this surplus were transferred, the net profit after tax of ICICI Life would have been Rs. 387.89 crore for H1-2011 and Rs. 269.07 crore for Q2-2011 and the Bank's consolidated net profit after tax would have been Rs. 2,847.17 crore for H1-2011 and Rs. 1,582.75 crore for Q2-2011.

4.
The provision coverage ratio of the Bank at September 30, 2010, computed as per the RBI circular dated December 1, 2009, is 69.0% (June 30, 2010: 64.8% and March 31, 2010: 59.5%). The Bank has been permitted by RBI to achieve the stipulated level of 70% in a phased manner by March 31, 2011.

5.	During the three months ended September 30, 2010, the Bank has allotted 1,137,103 equity shares of Rs. 10/- each pursuant to exercise of employee stock options.
6.	Status of equity investors' complaints/grievances for the three months ended September 30, 2010:

Opening	Additions	Disposals	Closing balance
balance
3	20	23	0

7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
8.	The above financial results have been approved by the Board of Directors at its meeting held on October 29, 2010.
9.
The above unconsolidated financial results for the half year ended September 30, 2010 are audited by the statutory auditors, S.R. Batliboi & Co., Chartered Accountants. The unconsolidated financial results for the year ended March 31, 2010 have been audited by another firm of chartered accountants.

10.	Rs. 1 crore = Rs. 10 million.

2. Nature of Business

Overview of Indian Financial Sector

Update on Insurance Companies

On October 21, 2010, the Insurance Regulatory and Development Authority stipulated that insurers would not be permitted to sell universal life insurance products until guidelines on the regulation of such products were finalized. In November 2010, the Insurance Regulatory and Development Authority issued the final guidelines on universal life insurance products. The guidelines stated that universal life products shall henceforth be known as variable insurance products. Variable insurance products are defined as a non-linked life insurance product that provides a death benefit equal to the guaranteed sum assured plus the balance in the policy account and a maturity benefit equal to the balance in the policy account together with a terminal bonus, if any, as applicable. Such products will only provide mortality cover, no other contingency will be covered other than death. The sum assured shall at least be ten times annualized premium. The minimum policy and premium payment term will be five years and there will be a lock-in period of three years. The products must have a guaranteed interest rate, referred to as the minimum floor rate.

Second Quarter Review of Annual Policy Statement for fiscal 2011

In its second quarter review of the annual policy statement for fiscal 2011 announced on November 2, 2010, the Reserve Bank of India increased the repo rate by 25 basis points from 6.00% to 6.25% and the reverse repo by 25 basis points from 5.00% to 5.25%. Other measures announced by the Reserve Bank of India were:

•	The risk weight for residential housing loans of more than Rs. 7.5 million irrespective of the loan-to-value ratio was increased to 125.

•	The loan-to-value ratio for housing loans was capped at 80%.

•
Standard asset provisioning on home loans sanctioned at teaser rates (loans offered at comparatively lower rate of interest in the first few years, after which rates are reset at higher rates) was increased from 0.4% to 2.0%.

•
The threshold for investments by financial conglomerates in their significant entities was decreased to 20% from the present 30%, such that where investments exceed 20% of the paid-up capital of such entities, it will be deducted at 50% from Tier I and 50% from Tier II capital.

•	A discussion paper with pros and cons of deregulation of savings deposit interest rates, which is currently fixed at 3.5%, will be released by end December 2010.

•	Guidelines stipulating prudential limits to regulate the investments of banks in companies engaged in forms of business other than financial services will be issued separately.

•	Draft guidelines on licensing of new private sector banks will be issued by end January 2011.

•	Final guidelines on compensation practices in banks will be issued in December 2010.

•	Detailed guidelines to fully align corporate governance practices in India with principles enunciated by the Basel Committee on Banking Supervision will be issued.

•
All scheduled commercial banks will convert their opening balance sheet as of April 1, 2013 in compliance with Indian Accounting Standards’ convergence with International Financial Reporting Standards (IFRS).

Mid Quarter Review of Annual Policy Statement for fiscal 2011

In its mid quarter review of the annual policy statement for fiscal 2011 announced on December 16, 2010, the Reserve Bank of India reduced the statutory liquidity ratio from 25% to 24% with effect from December 18, 2010. In view of tight systemic liquidity conditions, the Reserve Bank of India in November 2010, allowed banks to avail of additional liquidity support under the Liquidity Adjustment Facility to the extent of up to 2.0% of their net demand and time liabilities. For any shortfall in Statutory Liquidity Ratio maintenance up to January 28, 2011 arising out of availment of this facility, banks could seek waiver of penal interest on a fortnightly basis purely as an ad hoc, temporary measure. With the permanent reduction of 1% in the statutory liquidity ratio announced in the mid quarter review, the Reserve Bank of India reduced the temporary exemption from 2% to 1%. The Reserve Bank of India also announced that it will conduct open market operation auctions for the purchase of government securities for an aggregate amount of Rs. 480.00 billion in the next one month.

3. State of Affiliated Companies

The following table sets forth certain information relating to the companies which became other significant affiliates consolidated in our financial statements under Indian GAAP for the half year ended September 30, 2010.

Name	Year of Formation	Activity	Ownership Interest	Total Income1	Net worth2	Total Asset3
(in millions, except percentages)
Mewar Aanchalik Gramin Bank4 (55, Ouchhadi House, Roop Nagar, Hiran Magri, Sector-3, Udaipur 313002, India)	January 1983	Banking	35.00%	Rs. 199.6	Rs. 56.3	Rs. 5,124.1
________________
1.	Total income represents gross income from operations and other income.
2.	Net worth represents share capital/unit capital, share application money (if any) and reserves and surplus.
3.	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

4.
Mewar Aanchalik Gramin Bank has been accounted as per the equity method as prescribed by AS 23 on “Accounting for investments in associates in consolidated financial statements” with effect from quarter ended September 30, 2010.

In addition to the above, during the half year ended September 30, 2010, Loyalty Solutions & Research Limited ceased to be a subsidiary and accordingly has not been consolidated in our consolidated financial statements under Indian GAAP.

4. State of Employees

At September 30, 2010, the Bank had 53,697 employees including interns, sales executives and employees on fixed-term contracts.

III.	STATEMENT OF BUSINESS

1.	Outline of Results of Operations, etc.

Please refer to “ - III. - 7. Analysis of Financial Condition, Operating Results and Statement of Cash Flows”.

2.	State of Production, Orders Accepted and Sales

Please refer to “ - III. - 7. Analysis of Financial Condition, Operating Results and Statement of Cash Flows”.

3.	Problems to be Coped with

There has been no material change since the last ASR filed on September 30, 2010 for fiscal 2010.

4.	Risks in Business, etc.

•
On October 15, 2010, the State Government of Andhra Pradesh issued an ordinance (Andhra Pradesh Microfinance Institutions Ordinance) which requires that the interest amount charged by a microfinance institution on a loan can not exceed the principal, repayment collections must occur at panchayat offices, collections should be made at a minimum frequency of monthly periods and not weekly and microfinance institutions must become registered with the project director of the district rural development authority. The ordinance has adversely impacted the operations of microfinance institutions operating in the state and has resulted in lower collections due to disruption of their field operations. The continued disruption of operations of microfinance institutions may impact our exposure to such microfinance institutions.

•
Overall liquidity in the Indian financial system has remained in deficit in past few months mainly due to persistence of large government cash balances with the Reserve Bank of India, structural factors such as significantly above-trend currency expansion and relatively slower growth in bank deposits compared to credit growth. As a result several banks have increased their deposit rates. Excessive liquidity deficits could induce unpredictability in both availability and cost of funds and may have a negative impact on our net interest margin and profitability.

5.	Material Contracts relating to Management, etc.

There has been no material change since the last ASR filed on September 30, 2010 for fiscal 2010.

6.	Research and Development Activities

Please refer to “ - II. - 2. Nature of Business”.

7.	Analysis of Financial Condition, Operating Results and Statement of Cash Flows

The following discussion is based on the audited unconsolidated financial results of the Bank for the six months ended September 30, 2010.

Our net profit increased by 17.9% from Rs. 19.18 billion in the six months ended September 30, 2009 to Rs. 22.62 billion in the six months ended September 30, 2010.

The increase in net profit was mainly due to a 39.9% decrease in provisions and contingencies (excluding provision for tax) from Rs. 23.95 billion in the six months ended September 30, 2009 to Rs. 14.39 billion in the six months ended September 30, 2010. The decrease in provisions and contingencies (excluding provision for tax) was primarily due to a reduction in provisions for retail non-performing loans. The decrease in provision for retail non-performing loans was primarily due to a sharp decrease in accretion to retail non-performing loans during fiscal 2010 and the six months ended September 30, 2010. Net interest income increased by 4.3% from Rs. 40.21 billion in the six months ended September 30, 2009 to Rs. 41.95 billion in the six months ended September 30, 2010.

The decrease in provisions and contingencies (excluding provision for tax) and increase in net interest income was partly offset by a 16.7% decrease in non-interest income from Rs. 39.14 billion in the six months ended September 30, 2009 to Rs. 32.58 billion in the six months ended September 30, 2010. The decrease in non-interest income was primarily due to a decrease in income from treasury-related activities by 72.1% from Rs. 12.63 billion in the six months ended September 30, 2009 to Rs. 3.52 billion in the six months ended September 30, 2010. The decrease in income from treasury-related activities in the six months ended September 30, 2010 was primarily due to an increase in yields on short-term government securities resulting in mark-to-market and realized losses on our government and other domestic fixed income securities portfolio. Commission, exchange and brokerage income increased by 12.4% from Rs. 23.17 billion in the six months ended September 30, 2009 to Rs. 26.04 billion in the six months ended September 30, 2010.

Total deposits increased by 12.8% from Rs. 1,978.32 billion at September 30, 2009 to Rs. 2,230.94 billion at September 30, 2010. Current and savings account deposits increased by 34.5% from Rs. 729.30 billion at September 30, 2009 to Rs. 981.05 billion at September 30, 2010 while term deposits increased marginally from Rs. 1,249.02 billion at September 30, 2009 to Rs. 1,249.89 billion at September 30, 2010. The ratio of current and savings account deposits to total deposits increased from 36.9% at September 30, 2009 to 44.0% at September 30, 2010. Total advances increased by 1.8% from Rs. 1,908.60 billion at September 30, 2009 to Rs. 1,942.01 billion at September 30, 2010. Net non-performing assets decreased by 30.0% from Rs. 45.58 billion at September 30, 2009 to Rs. 31.92 billion at September 30, 2010 and the net non-performing asset ratio decreased from 2.2% at September 30, 2009 to 1.4% at September 30, 2010.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Six months ended September 30,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)

Interest income	Rs.	137,903.8	Rs.	121,216.4	JPY	242,432.8	(12.1)%
Interest expense		(97,690.5)		(79,262.1)		(158,524.2)	(18.9)%
Net interest income	Rs.	40,213.3	Rs.	41,954.3	JPY	83,908.6	4.3%

Net interest income increased by 4.3% from Rs. 40.21 billion in the six months ended September 30, 2009 to Rs. 41.95 billion in the six months ended September 30, 2010 reflecting a 16 basis point increase in net interest margin from 2.41% in the six months ended September 30, 2009 to 2.57% in the six months ended September 30, 2010, partly offset by a 2.2% decrease in the average volume of interest-earning assets.

Net Interest Margin

Net interest margin increased by 16 basis points from 2.41% in the six months ended September 30, 2009 to 2.57% in the six months ended September 30, 2010.

The yield on interest-earning assets decreased by 83 basis points from 8.25% in the six months ended September 30, 2009 to 7.42% in the six months ended September 30, 2010. The key factors impacting the yield on interest-earning assets were as discussed below:

Yield on advances decreased from 9.52% in the six months ended September 30, 2009 to 8.39% in the six months ended September 30, 2010, primarily due to a reduction in our prime lending rate by 100 basis points, from 16.75% to 15.75%, and a reduction in the floating reference rate applicable to our floating rate home loans by 100 basis points from 13.75% to 12.75%, effective June 5, 2009, which was only partly reflected in the six months ended September 30, 2009 and fully reflected in the six months ended September 30, 2010. The reduction in rates was in response to abundant systemic liquidity and a low interest rate environment due to which banks reduced their deposit and lending during March-December 2009. Lower loan growth and high liquidity also led to increased price competition for new business and introduction of products such as home loans with lower rates in the initial years of such loans.

The proportion of high yielding unsecured retail loans in our loan portfolio declined as a result of our conscious strategy of reducing our exposure to this asset class.

Yield on average interest-earning investments decreased by 38 basis points from 6.44% in the six months ended September 30, 2009 to 6.06% in the six months ended September 30, 2010, primarily due to a decrease in yield on investments in government securities. This was offset, in part, by an increase in yield on other interest-earning investments. The yield on average interest-earning investments, other than investments in government securities, increased from 5.80% in the six months ended September 30, 2009 to 6.10% in the six months ended September 30, 2010, primarily due to an increase in investment in credit substitutes like corporate bonds and debentures, certificate of deposits and commercial paper. We continue to invest in liquid mutual funds to deploy excess liquidity.

The Reserve Bank of India increased the cash reserve ratio by 75 basis points to 5.75% during fiscal 2010 and further by 25 basis points to 6.00% in the six months ended September 30, 2010. As cash reserve ratio balances do not earn any interest income, the increase in requirement resulted in a negative impact on yield on interest-earning assets.

We earn interest on income tax refunds which amounted to Rs. 0.84 billion in the six months ended September 30, 2010 compared to Rs. 0.72 billion in the six months ended September 30, 2009. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and is not consistent or predictable.

We deduct losses related to the securitization of assets (including credit losses on existing securitized pools) from our interest income. The amount of such losses was Rs. 2.21 billion in the six months ended September 30, 2010 compared to Rs. 2.29 billion in the six months ended September 30, 2009.

The cost of funds decreased by 97 basis points from 6.18% in the six months ended September 30, 2009 to 5.21% in the six months ended September 30, 2010. The decrease in the cost of funds was due to a decline in interest rates in the Indian economy, a higher proportion of low cost current and savings deposits and a reduction in our wholesale term deposits. The proportion of current and savings accounts deposits to the total deposits increased from 36.9% at September 30, 2009 to 44.0% at September 30, 2010. As a result of the above, the cost of deposits decreased to 4.80% in the six months ended September 30, 2010 compared to 6.45% in the six months ended September 30, 2009.

The six month LIBOR, which is generally the benchmark for our foreign currency loans and borrowings, also decreased in the six months ended September 30, 2010 compared to the six months ended September 30, 2009, which led to a decrease in both the yield and cost of funds of the foreign currency portfolio.

The Reserve Bank of India prescribes a rate of 3.5% on savings deposits and the methodology of computing the interest. Until March 31, 2010, banks were required to pay interest on the minimum outstanding balance in a savings account between the tenth and last day of the month. Accordingly, the effective cost of savings deposits for banks was much less than the prescribed rate of 3.5%. Effective April 1, 2010, the interest is paid on the average balance in a savings account which will adversely impact the net interest margin of Indian banks including us. Our cost of savings account deposits for fiscal 2010 was 2.8% which has increased to 3.5% from April 1, 2010.

Interest-Earning Assets

The average volume of interest-earning assets decreased by 2.2% from Rs. 3,334.38 billion in the six months ended September 30, 2009 to Rs. 3,260.06 billion in the six months ended September 30, 2010. The decrease in average interest-earning assets was primarily on account of a decrease in average advances by Rs. 170.50 billion and decrease in call and term money lent by Rs. 105.37 billion, offset, in part, by an increase in average interest-earning investments.

Average advances decreased by 8.5% from Rs. 2,007.84 billion in the six months ended September 30, 2009 to Rs. 1,837.33 billion in the six months ended September 30, 2010, mainly due to a decrease in retail advances. Retail advances (excluding net retail portfolio of the erstwhile Bank of Rajasthan and dealer financing and developer financing) decreased by 17.2% from Rs. 836.70 billion at September 30, 2009 to Rs. 692.81 billion at September 30, 2010. The decrease in retail advances was due to a moderation in new retail loan disbursements and contractual repayments and prepayments on the existing portfolio. In US dollar terms, the net advances of overseas branches increased marginally by 1.9% from US$ 10.6 billion at September 30, 2009 to US$ 10.8 billion at September 30, 2010. In rupee terms, the net advances of overseas branches decreased by 4.2% from Rs. 507.80 billion at September 30, 2009 to Rs. 486.66 billion at September 30, 2010, mainly due to the impact of rupee appreciation.

Average interest-earning investments increased by 18.6% from Rs. 991.86 billion in the six months ended September 30, 2009 to Rs. 1,176.34 billion in the six months ended September 30, 2010. Average interest-earning investments in government and other approved securities increased from Rs. 708.60 billion in the six months ended September 30, 2009 to Rs. 769.02 billion in the six months ended September 30, 2010. Average investments in government and other approved securities increased due to an increase of 100 basis points in the statutory liquidity ratio requirement from 24.0% to 25.0% in October 2009 and an increase in domestic net demand and time liabilities from Rs. 2,257.62 billion at end-September 2009 to Rs. 2,434.05 billion at end-September 2010. Average interest-earning investments, other than investments in government and other approved securities, increased by 43.8% from Rs. 283.26 billion in the six months ended September 30, 2009 to Rs. 407.32 billion in the six months ended September 30, 2010. The increase was primarily on account of increases in investments in corporate bonds by Rs. 57.29 billion, Rural Infrastructure Development Fund deposits by Rs. 45.37 billion and certificates of deposit by Rs. 48.69 billion, offset, in part, by a decrease in pass-through-certificates. Average interest-earning investments, other than government securities and other approved securities primarily include the investments in corporate bonds, certificates of deposits, commercial paper, Rural Infrastructure Development Fund deposits and investments in liquid mutual funds to deploy excess liquidity.

Non-Interest Income

The following table sets forth the principal components of non-interest income for the periods presented.

	Six months ended September 30,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Fee income 1	Rs.	27,060.9	Rs.	30,031.5	JPY	60,063.0	11.0%
Income from treasury-related activities 2		10,107.8		(402.0)		(804.0)	-
Lease income		1,065.1		621.9		1,243.8	(41.6)
Other income		902.9		2,333.1		4,666.2	158.4
Total non-interest income	Rs.	39,136.7	Rs.	32,584.5	JPY	65,169.0	(16.7)%
_______________
1.	Includes merchant forex income and margin on customer derivative transactions.
2.	Includes profit/loss on sale of investments and revaluation of investments and foreign exchange gain/loss.

Non-interest income primarily includes fee and commission income, income from treasury-related activities and other miscellaneous income. During the six months ended September 30, 2010, the decrease in non-interest income was on account of a decrease in income from treasury-related activities. There was an increase in fee income and income by way of dividends. Overall there was a net decrease in non-interest income by 16.7% from Rs. 39.14 billion in the six months ended September 30, 2009 to Rs. 32.58 billion in the six months ended September 30, 2010.

Fee Income

Fee income increased from Rs. 27.06 billion in the six months ended September 30, 2009 to Rs. 30.03 billion in the six months ended September 30, 2010. Fee income primarily includes fees from the corporate sector such as loan processing fees, transaction banking fees and structuring fees, and fees from the retail sector such as loan processing fees, fees from our credit cards business, account service charges and third party referral fees. The increase in fee income is a net impact of increase in fees from corporate clients and decrease in fees from retail clients. Credit demand from the corporate sector increased due to economic recovery resulting in an increase in loan processing fees and transaction banking related fees from corporate clients.

Moderation in retail disbursements resulted in lower retail asset (including credit cards) related fees in the six months ended September 30, 2010 as compared to the six months ended September 30, 2009. Following the reduction in our credit card portfolio, specifically products like equated monthly installments/personal loan on credit cards and lower issuance of new credit cards, the fees related to our credit card business declined substantially in the six months ended September 30, 2010 as compared to the six months ended September 30, 2009. Fee income from our credit card business was Rs. 2.65 billion in the six months ended September 30, 2010, a decline of 31.9% from Rs. 3.89 billion in the six months ended September 30, 2009.

Profit/(loss) on Treasury-Related Activities (net)

Income from treasury-related activities includes income from the sale of investments and revaluation of investments on account of changes in unrealized profit/(loss) in the fixed income, equity and preference portfolio and units of venture funds and security receipts. Further, it includes income from foreign exchange transactions comprising various foreign exchange and derivative products, including options and swaps and on credit derivative instruments including credit default swaps, credit linked notes and collateralized debt obligations.

Profit on treasury-related activities decreased from a gain of Rs. 10.11 billion in the six months ended September 30, 2009 to a loss of Rs. 0.40 billion in the six months ended September 30, 2010. The decrease in treasury-related income in the six months ended September 30, 2010 was primarily due to mark-to-market and realized losses on our government and other domestic fixed income securities portfolio and an absence of reversal of mark-to-market provisions on our credit derivatives portfolio. This was partly offset by higher profits from our equity portfolio and lower provisions on our investment in security receipts issued by asset reconstruction companies.

During the six months ended September 30, 2009, we capitalized on certain market opportunities to realize gains of Rs. 6.43 billion from the sale of government and other domestic fixed income positions. During the six months ended September 30, 2010, there was a realized and mark to market loss on our government and other domestic fixed income positions of Rs. 1.68 billion.

The benchmark equity index BSE SENSEX in India increased from 17,127 at September 30, 2009 to 20,069 at September 30, 2010. Due to significant recovery in the equity market in the six months ended September 30, 2010, we made a profit of Rs. 1.89 billion from our equity portfolio compared to a profit of Rs. 0.21 billion during the six months ended September 30, 2009.

We deal in credit derivative instruments including credit default swaps, credit linked notes and collateralized debt obligations. The notional principal amount of these credit derivatives outstanding in funded instruments at September 30, 2010 were Rs. 12.71 billion compared to Rs. 17.46 billion at September 30, 2009. Further, outstanding non-funded credit derivative instruments amounted to Rs. 32.35 billion at September 30, 2010 as compared to Rs. 36.62 billion at September 30, 2009. During the six months ended September 30, 2009, the softening of credit spreads resulted in a reversal of provision held against the credit derivatives portfolio amounting to Rs. 3.89 billion. During the six months ended September 30, 2010, there was an incremental provision against the credit derivatives portfolio of Rs. 0.06 billion.

We offer various derivatives products, including options and swaps, to our clients for their risk management purposes. We generally do not carry market risk on client derivatives positions as we cover ourselves in the inter-bank market. Profits or losses on account of currency movements on these transactions are borne by the clients. During fiscal 2009, due to high exchange rate volatility as a result of the financial crisis, a number of clients experienced significant mark-to-market losses in derivatives transactions. On maturity or premature termination of the derivatives contracts, these mark-to-market losses became receivables owed to us. Some clients did not pay their derivatives contract obligations to us in a timely manner and, in some instances, clients filed lawsuits to avoid payment of derivatives contract obligations entirely. In other instances, at the request of clients, overdue amounts owed to us were converted into loans and advances.

In October 2008, the Reserve Bank of India issued guidelines requiring banks to classify derivatives contract receivables overdue for 90 days or more as non-performing assets. Pursuant to these guidelines, we reverse derivatives contracts receivables in our income statement when they are overdue for 90 days or more. After reversal, any expected recovery is accounted for only on actual receipt of payment. We pursue a variety of recovery strategies to collect receivables owed in connection with derivative contracts. These strategies include, among other approaches, set-offs against any other payables to the same client, negotiated settlements, rescheduling of obligations, the exercise of rights against collateral (if available) and legal redress.

During the six months ended September 30, 2010, we reversed an amount equal to Rs. 0.06 billion relating to receivables under derivatives contracts that were overdue for more than 90 days, in accordance with the Reserve Bank of India guidelines compared to Rs. 0.09 billion in the six months ended September 30, 2009.

Income from foreign exchange transactions with clients and from margins on derivatives transactions with clients decreased from Rs. 3.69 billion in the six months ended September 30, 2009 to Rs. 3.43 billion in the six months ended September 30, 2010.

At September 30, 2010, we had an outstanding net investment of Rs. 30.95 billion in security receipts issued by asset reconstruction companies in relation to sales of non-performing assets. In accordance with Reserve Bank of India guidelines on “Prudential norms for classification, valuation and operation of investment portfolio by banks”, all instruments received by banks, whether as consideration for transferred non-performing assets or otherwise, are securities. Reserve Bank of India regulations on the valuation and classification of securities apply to these securities receipts as well. At the end of each reporting period, security receipts issued by asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, as prescribed by the Reserve Bank of India from time to time. Accordingly, in cases where the cash flows from security receipts issued by asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, we consider the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. During the six months ended September 30, 2010, impact on these security receipts was a loss of Rs. 0.57 billion compared to a loss of Rs. 1.74 billion in the six months ended September 30, 2009.

Other Miscellaneous Income (Including Lease Income)

Other miscellaneous income increased from Rs. 1.97 billion in the six months ended September 30, 2009 to Rs. 2.95 billion in the six months ended September 30, 2010. Other miscellaneous income in the six months ended September 30, 2010 primarily includes dividends from subsidiaries of Rs. 2.05 billion, lease rentals of Rs. 0.62 billion and profit on sale of fixed assets amounting to Rs. 0.44 billion.

Non-Interest Expense

The following table sets forth the principal components of non-interest expense for the periods presented.

	Six months ended September 30,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)

Employee expenses	Rs.	9,160.7	Rs.	11,998.5	JPY	23,997.0	31.0%
Depreciation on own property		2,547.4		2,344.4		4,688.8	(8.0)
Auditors’ fees and expenses		11.2		11.3		22.6	0.9
Other administrative expenditure		16,521.3		14,907.5		29,815.0	(9.8)
Total non-interest expense (excluding lease depreciation and direct marketing agency expenses)		28,240.6		29,261.7		58,523.4	3.6
Depreciation (including lease equalization) on leased assets		980.9		564.0		1,128.0	(42.5)
Direct marketing agency expenses		484.0		712.9		1,425.8	47.3
Total non-interest expense	Rs.	29,705.5	Rs.	.30,538.6	JPY	61,077.2	2.8%

Non-interest expenses primarily include payments to and provision for employees, direct marketing agency expenses and other administrative expenses. Non-interest expenses increased by 2.8% from Rs. 29.71 billion in the six months ended September 30, 2009 to Rs. 30.54 billion in the six months ended September 30, 2010 primarily due to an increase in payments to and provisions for employees partly offset by a decrease in other administrative expenses and a decrease in depreciation on leased assets.

Payments to and Provisions for Employees

Employee expenses increased by 31.0% from Rs. 9.16 billion in the six months ended September 30, 2009 to Rs. 12.00 billion in the six months ended September 30, 2010. Employee expenses increased primarily due to an annual increase in salaries and provision for payment of performance-linked bonus and retention pay during the period and an increase in the employee base from 47,138 employees at September 30, 2009 to 53,697 employees at September 30, 2010 (including 3,936 employees of the erstwhile Bank of Rajasthan at August 12, 2010).

Depreciation

Depreciation on owned property decreased by 8.0% from Rs. 2.55 billion in the six months ended September 30, 2009 to Rs. 2.34 billion in the six months ended September 30, 2010 primarily due to sale of assets of merchant acquiring business and other properties. Depreciation on leased assets decreased from Rs. 0.98 billion in the six months ended September 30, 2009 to Rs. 0.56 billion in the six months ended September 30, 2010 due to a reduction in leased assets.

Other Administrative Expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement and publicity, repairs and maintenance and other expenditure. Other operating expenses decreased by 9.8% from Rs. 16.53 billion in the six months ended September 30, 2009 to Rs. 14.92 billion in the six months ended September 30, 2010. The decrease in other operating expenses was primarily due to our overall cost reduction initiatives. There was a reduction in retail business expenses and expenses on account of postage and communication expenses in the six months ended September 30, 2010 which was partly offset by an increase in rent, taxes and lighting and repairs and maintenance expenses due to an increase in our branch and ATM network. The number of branches (excluding foreign branches and offshore banking units) increased from 1,509 branches at September 30, 2009 to 2,501 branches and extension counters at September 30, 2010. We also increased our ATM network from 4,883 ATMs at September 30, 2009 to 5,722 ATMs at September 30, 2010. These figures include 457 deposit taking branches and 131 ATMs of the erstwhile Bank of Rajasthan.

Direct Marketing Agency Expenses

Direct marketing agency expenses increased from Rs. 0.48 billion in the six months ended September 30, 2009 to Rs. 0.71 billion in the six months ended September 30, 2010. The increase in direct marketing expenses was primarily due to higher retail loan disbursements. We use marketing agents, called direct marketing agents or associates, for sourcing our retail assets. We include commissions paid to these direct marketing agents in non-interest expense. In line with the Reserve Bank of India guidelines, these commissions are expensed up front and are not amortized over the life of the loan.

Provisions for Restructured Loans and Non-performing Assets

We classify our loans and credit substitutes in accordance with Reserve Bank of India guidelines into performing and non-performing assets. Further, non-performing assets are classified into substandard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. The Reserve Bank of India has separate guidelines for restructured loans. A fully secured standard loan can be restructured by rescheduling principal repayments and/or the interest element, but must be separately disclosed as a restructured loan in the year of restructuring. Similar guidelines apply to the restructuring of sub-standard and doubtful loans.

The following table sets forth, at the dates indicated, certain information regarding restructured loans.

	At September 30,
	2009		2010		2010		2010/2009% change
	(in millions, except percentages)

Gross restructured loans	Rs.	50,960.5	Rs.	27,208.7	JPY	54,417.4	(46.6)%
Provisions for restructured loans		(2,390.5)		(1,433.1)		(2,866.2)	-
Net restructured loans	Rs.	48,570.0	Rs.	25,775.6	JPY	51,551.2	(46.9)%
Gross customer assets	Rs.	2,129,533.2	Rs.	2,411,303.3		4,822,606.6	13.2%
Net customer assets		2,077,067.1		2,335,046.5		4,670,093.0	12.4%
Gross restructured loans as a percentage of gross customer assets		2.4%		1.1%		-	-
Net restructured loans as a percentage of net customer assets		2.3%		1.1%		-	-

Gross restructured loans decreased by 46.6% from Rs. 50.96 billion at September 30, 2009 to Rs. 27.21 billion at September 30, 2010. Certain borrowers amounting to Rs. 1.03 billion were added to the gross restructured loans as a result of the amalgamation of the erstwhile Bank of Rajasthan. After restructuring, based on the satisfactory performance of the borrower over a specified period of time (a minimum of twelve months), a restructured account is upgraded and removed from this category. During the six months ended September 30, 2010, we upgraded certain corporate borrower accounts amounting to Rs. 30.67 billion. As a result, net restructured loans as a percentage of net customer assets decreased from 2.3% at September 30, 2009 to 1.1% at September 30, 2010.

All standard restructured loans must be fully secured by tangible assets. In December 2008, the Reserve Bank of India permitted banks to undertake a one-time restructuring of loans classified as real estate exposures and to undertake a second restructuring for accounts that were previously restructured, without downgrading such accounts to the non-performing category, up to June 30, 2009. The Reserve Bank of India also permitted banks to classify all eligible accounts that met the basic criteria for restructuring and which were classified as standard at September 1, 2008, as standard accounts irrespective of their subsequent asset classification. This treatment was subject to banks receiving an application from the borrower for restructuring the loan at or before year-end fiscal 2009 and to the implementation of the restructuring package within 120 days from the date of receipt of the application. During fiscal 2010, we had restructured loans aggregating Rs. 53.08 billion, including eight borrower accounts restructured for a second time up to June 30, 2009 aggregating Rs. 24.28 billion.

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At September 30,
	2009		2010		2010		2010/2009% change
	(in millions, except percentages)

Gross non-performing assets	Rs.	93,453.6	Rs.	102,329.2	JPY	204,658.4	9.5%
Provisions for non-performing assets		(47,873.5)		(70,412.5)		(140,825.0)	47.1%
Net non-performing assets	Rs.	45,580.1	Rs.	31,916.7	JPY	63,833.4	(30.0)%
Gross customer assets	Rs.	2,129,533.2	Rs.	2,411,303.3	JPY	4,822,606.6	13.2%
Net customer assets		2,077,067.1		2,335,046.5		4,670,093.0	12.4%
Gross non-performing assets as a percentage of gross customer assets		4.4%		4.2%		-	-
Net non-performing assets as a percentage of net customer assets		2.2%		1.4%		-	-

Gross non-performing assets increased by 9.5% from Rs. 93.45 billion at September 30, 2009 to Rs. 102.33 billion at September 30, 2010. The increase in gross non-performing assets outstanding at September 30, 2010 takes into consideration additions to gross non-performing assets of Rs. 3.92 billion arising out of the amalgamation of the erstwhile Bank of Rajasthan. While there was an increase in gross non-performing assets, the net non-performing assets decreased from Rs. 45.58 billion at September 30, 2009 to Rs. 31.92 billion at September 30, 2010. The decrease in accretion to retail non-performing assets combined with the increased provision on the existing non-performing assets contributed to the decline in the net non-performing assets ratio during this period. As a percentage of net customer assets, net non-performing assets decreased from 2.2% at September 30, 2009 to 1.4% at September 30, 2010. The net non-performing loans in the retail portfolio decreased from 3.5% of net retail loans at September 30, 2009 to 2.1% of net retail loans at September 30, 2010.

We sold Rs. 7.6 billion of net non-performing assets, including Rs. 7.5 billion of mortgage loans, to asset reconstruction companies in fiscal 2010. We also sold net non-performing assets of Rs. 479 million to companies, other than asset reconstruction companies in fiscal 2010. We did not sell non-performing assets, other than fully written off cases, to asset reconstruction companies during the six months ended September 30, 2010.

Provisions and Contingencies (excluding provision for tax)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Six months ended September 30,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)

Provision for investments (including credit substitutes) (net)	Rs.	(388.4)	Rs.	359.7	JPY	719.4	-
Provision for non-performing assets		24,075.4		13,605.9		27,211.8	(43.5)%
Provision for standard assets		-		-		-	-
Others		262.5		424.0		848.0	61.5%
Total provisions and contingencies (excluding provision for tax)	Rs.	23,949.5	Rs.	14,389.6	JPY	28,779.2	(39.9)%

We make provisions on standard, substandard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are provided/written off to the extent required by Reserve Bank of India guidelines. Subject to the minimum provisioning levels prescribed by the Reserve Bank of India, provisions on retail non-performing loans are made at the borrower level in accordance with our provisioning policy. The specific provisions on retail loans held by us are higher than the minimum regulatory requirement.

Provisions and contingencies (excluding provisions for tax) decreased by 39.9% from Rs. 23.95 billion in the six months ended September 30, 2009 to Rs. 14.39 billion in the six months ended September 30, 2010, primarily due to a lower level of specific provisioning for retail non-performing loans. The decrease in specific provisioning for retail non-performing loans primarily reflects the sharp reduction in accretion to retail non-performing loans during the six months ended September 30, 2010.

In the second quarter review of monetary policy for fiscal 2010, the Reserve Bank of India directed banks to ensure that their total provisioning coverage ratio against non-performing loans is not less than 70.0% by end-September 2010. On December 1, 2009, the Reserve Bank of India issued detailed guidelines on provisioning coverage for advances by banks. In March 2010, the Reserve Bank of India permitted us to reach the stipulated provisioning coverage ratio of 70.0% in a phased manner by March 31, 2011. ICICI Bank’s provisioning coverage ratio at September 30, 2010 computed as per the Reserve Bank of India guidelines was 69.0%.

During the six months ended September 30, 2010, we did not make additional general provisions on standard assets. In November 2009, the Reserve Bank of India issued guidelines reducing the general provision requirement. However, these guidelines did not permit a write-back of excess provisions already made and we therefore held a cumulative general provision of Rs. 14.80 billion (including cumulative general provision of Rs. 0.44 billion held by the erstwhile Bank of Rajasthan) at September 30, 2010 compared to the general provision requirement as per the revised guidelines of Rs. 8.55 billion.

Tax Expense

The income tax expense (including wealth tax) increased by 7.4% from Rs. 6.51 billion in the six months ended September 30, 2009 to Rs. 6.99 billion in the six months ended September 30, 2010. The effective tax rate of 23.6% in the six months ended September 30, 2010 was lower compared to the effective tax rate of 25.3% in the six months ended September 30, 2009. The decrease in the effective tax rate was primarily due to the tax benefits resulting from the amalgamation of the erstwhile Bank of Rajasthan.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At September 30,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)

Cash and cash equivalents	Rs.	292,666.4	Rs.	348,478.1	JPY	696,956.2	19.1%
Investments		1,199,648.2		1,362,755.1		2,725,510.2	13.6%
Advances (net of provisions)		1,908,601.8		1,942,007.2		3,884,014.4	1.8%
Fixed assets		35,515.7		47,808.3		95,616.6	34.6%
Other assets		227,309.3		198,931.3		397,862.6	(12.5)%
Total assets	Rs.	3,663,741.4	Rs.	3,899,980.0	JPY	7,799,960.0	6.4%

Our total assets increased by 6.4% from Rs. 3,663.74 billion at September 30, 2009 to Rs. 3,899.98 billion at September 30, 2010 (including total assets of the erstwhile Bank of Rajasthan, which were Rs. 155.96 billion at August 12, 2010), primarily due to an increase in investments and cash and cash equivalents.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with the Reserve Bank of India and other banks, including money at call and on short notice. Cash and cash equivalents increased by 19.1% from Rs. 292.67 billion at September 30, 2009 to Rs. 348.48 billion at September 30, 2010. Balances with the Reserve Bank of India increased from Rs. 173.06 billion at September 30, 2009 to Rs. 197.97 billion at September 30, 2010 on account of the 100 basis points increase in the cash reserve ratio.

Investments

Total investments increased by 13.6% from Rs. 1,199.65 billion at September 30, 2009 to Rs. 1,362.76 billion at September 30, 2010 primarily due to an increase in investments in commercial paper and certificates of deposit by Rs. 84.75 billion, corporate bonds and debentures by Rs. 80.32 billion and Rural Infrastructure Development Fund deposits to compensate for directed lending requirements by Rs. 68.01 billion. Investments include investments of the erstwhile Bank of Rajasthan, which were Rs. 70.96 billion at August 12, 2010. The investment in pass-through certificates decreased by Rs. 9.29 billion at September 30, 2010 compared to September 30, 2009. At September 30, 2010, we had an outstanding net investment of Rs. 30.95 billion in security receipts issued by asset reconstruction companies in relation to sales of non-performing assets compared to Rs. 37.26 billion at September 30, 2009.

Advances

Net advances increased by 1.8% from Rs. 1,908.60 billion at September 30, 2009 to Rs. 1,942.01 billion at September 30, 2010, primarily due to an increase in domestic corporate advances and inclusion of advances of the erstwhile Bank of Rajasthan, which were Rs. 65.28 billion at August 12, 2010. Net retail advances (excluding net retail advances of the erstwhile Bank of Rajasthan and including dealer financing and developer financing) decreased by 10.7% from Rs. 864.11 billion at September 30, 2009 to Rs. 771.41 billion at September 30, 2010. Advances of our overseas branches decreased primarily due to the impact of rupee appreciation on foreign currency denominated advances. Net advances of overseas branches (including our offshore banking unit) increased in US dollar terms by 1.9% from US$ 10.6 billion at September 30, 2009 to US$ 10.8 billion at September 30, 2010. In rupee terms, net advances of overseas branches (including our offshore banking unit) decreased by 4.2% from Rs. 507.80 billion at September 30, 2009 to Rs. 486.66 billion at September 30, 2010.

Fixed and other assets

Fixed assets increased by 34.6% from Rs. 35.52 billion at September 30, 2009 to Rs. 47.81 billion at September 30, 2010. Fixed assets include fixed assets of the erstwhile Bank of Rajasthan, which were Rs. 5.15 billion at August 12, 2010. The increase in fixed assets was primarily due to an increase in our branch network and other offices. Other assets decreased by 12.5% from Rs. 227.30 billion at September 30, 2009 to Rs. 198.93 billion at September 30, 2010.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At September 30,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)

Deposits	Rs.	1,978,320.5	Rs.	2,230,941.2	JPY	4,461,882.4	12.8%
Borrowings(1)		1,001,231.5		970,097.5		1,940,195.0	(3.1)%
Other liabilities and provisions		171,606.8		159,192.8		318,385.6	(7.2)%
Total liabilities		3,151,158.8		3,360,231.5		6,720,463.0	6.6%
Equity share capital		11,136.0		11,508.3		23,016.6	3.3%
Reserves and surplus		501,446.6		528,240.2		1,056,480.4	5.3%
Total liabilities (including capital and reserves)	Rs.	3,663,741.4	Rs.	3,899,980.0	JPY	7,799,960.0	6.4%
_____________
(1)	Includes borrowings in the nature of capital instruments and redeemable non-cumulative preference shares.

Total liabilities (including capital and reserves) increased from Rs. 3,663.74 billion at September 30, 2009 to Rs. 3,899.98 billion at September 30, 2010. The increase in total liabilities was primarily due to an increase in deposits and annual accretion to reserves, from profit, offset, in part, by decrease in borrowings. Deposits increased from Rs. 1,978.32 billion at September 30, 2009 to Rs. 2,230.94 billion at September 30, 2010.

Deposits

Our total deposits increased by 12.8% from Rs. 1,978.32 billion at September 30, 2009 to Rs. 2,230.94 billion at September 30, 2010. Total deposits include deposits of the erstwhile Bank of Rajasthan, which were Rs. 134.83 billion at August 12, 2010. During fiscal 2010 and the six months ended September 30, 2010, we focused on increasing the share of current and savings account deposits in total deposits and reducing the proportion of wholesale term deposits. Current and savings account deposits increased from Rs. 729.30 billion at September 30, 2009 to Rs. 981.05 billion at September 30, 2010 while term deposits increased marginally from Rs. 1,249.02 billion at September 30, 2009 to Rs. 1,249.89 billion at September 30, 2010. Current and savings account deposits include the current and savings account deposits of the erstwhile Bank of Rajasthan, which were Rs. 46.80 billion at August 12, 2010. The ratio of current and savings account deposits to total deposits increased from 36.9% at September 30, 2009 to 44.0% at September 30, 2010. Total deposits at September 30, 2010 constituted 69.8% of total funding (i.e. deposits and borrowings, other than preference share capital).

Borrowings

Borrowings (including redeemable non-cumulative preference shares and subordinated debt) decreased by 3.1% from Rs. 1,001.23 billion at September 30, 2009 to Rs. 970.10 billion at September 30, 2010. The decrease in borrowings was primarily due to a decrease in overnight borrowings, partly offset by an increase in capital-eligible borrowings in the nature of subordinated debt. The capital-eligible borrowings in the nature of subordinated debt increased from Rs. 275.49 billion at September 30, 2009 to Rs. 345.32 billion at September 30, 2010. The appreciation of the rupee against the US dollar also led to a decrease in the level of foreign currency denominated borrowings.

The Reserve Bank of India has issued guidelines effective April 1, 2010, which require repurchase transactions (currently accounted for as sale and repurchase) to be accounted for as borrowing and lending. Borrowings at September 30, 2010 include repurchase borrowings and Collateralized Borrowing and Lending Obligation borrowings amounting to Rs. 7.00 billion.

Equity share capital and reserves

Stockholders’ equity increased from Rs. 512.58 billion at September 30, 2009 to Rs. 539.75 billion at September 30, 2010 (including statutory reserves of Rs. 2.00 billion of the erstwhile Bank of Rajasthan at August 12, 2010) due to allotment of shares to the shareholders of the erstwhile Bank of Rajasthan and annual accretion to reserves from profit. Excess of paid-up value of equity shares issued over the fair value of the net assets acquired and amalgamation expenses amounting to Rs. 2.18 billion have been adjusted against share premium.

Statement of Cash Flow

Cash and cash equivalents increased by 19.1% from Rs. 292.67 billion at September 30, 2009 to Rs. 348.48 billion at September 30, 2010 (including Rs. 11.77 billion of the erstwhile Bank of Rajasthan at August 12, 2010). This increase was primarily due to a decrease in net cash outflow from financing and operating activities, offset, in part by net cash outflow from investment activities.

During the six months ended September 30, 2010, the net cash outflow from operating activities was Rs. 20.40 billion primarily due to increase in investments, increase in advances and payment of advance tax offset, in part, by increase in deposits and borrowings.

During the six months ended September 30, 2010, the Bank invested in commercial paper and certificates of deposit, corporate bonds and debentures and Rural Infrastructure Development Fund deposits to compensate for directed lending requirements. Credit demand from the corporate sector increased due to economic recovery resulting in increased disbursements primarily to domestic corporate customers. During the six months ended September 30, 2010, the Bank continued to focus on its strategy of raising low-cost current and savings deposits.

During the six months ended September 30, 2009, the net cash outflow from operating activities was Rs. 25.61 billion primarily due to increase in investments, decrease in deposits and payment of advance tax. The outflow was partly offset by decrease in advances and by increase in borrowings.

During the six months ended September 30, 2010, the net cash outflow from investing activities was Rs. 18.88 billion primarily due to increase in government and other approved securities and purchase of fixed assets. The outflow was partly offset by income received from investments in subsidiaries and joint ventures.

At September 30, 2010, the banks in India were required to maintain a minimum of 25% statutory liquid ratio through mandatory holdings of government of India securities. The increase in fixed assets was primarily due to an increase in our branch network and other offices.

During the six months ended September 30, 2009, the net cash inflow from investing activities was Rs. 41.67 billion primarily due to sale of government and other approved securities to capitalize on certain market opportunities and income received from investments in subsidiaries and joint ventures. The inflow was partly offset by purchase of fixed assets and investments in subsidiaries.

During the six months ended September 30, 2010, the net cash outflow from financing activities was Rs. 12.68 billion primarily due to dividend payment, offset by proceeds from issue of share capital (including employee stock options) and increase in capital eligible borrowings in the nature of subordinated debt.

During the six months ended September 30, 2009, the net cash outflow from financing activities was Rs. 21.02 billion primarily due to dividend payment and repayment of bonds, offset by proceeds from issue of share capital (including employee stock options).

IV.	STATEMENT OF FACILITIES

1.	State of Major Facilities

There has been no material change since the last ASR filed on September 30, 2010 for fiscal 2010.

2.	Plan for Installation, Retirement, etc. of Facilities

There has been no material change since the last ASR filed on September 30, 2010 for fiscal 2010.

V.	STATEMENT OF FILING COMPANY

1.	State of Shares, etc.

(1)	Total Number of Shares, etc.

(i)	Total Number of Shares

(At September 30, 2010)
Number of Shares Authorized to be Issued	Number of Issued Shares	Number of Unissued Shares
1,275,000,000 equity shares of Rs. 10/- each	1,147,919,537 (1) shares	126,968,860 shares
15,000,000 shares of Rs. 100/- each(2)	Nil	15,000,000 shares
350 preference shares of Rs. 10,000,000 each	350 shares	Nil

1.	Excludes 111,603 shares forfeited and net of 200 shares of the Bank, earlier held by the erstwhile Bank of Rajasthan Limited, extinguished on amalgamation.

2.
The above shares will be of such class and with rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions.

(ii)	Issued Shares

(At September 30, 2010)
Bearer or Registered; Par Value or Non-Par Value	Kind	Number of Issued Shares	Names of Listed Financial Instruments Exchanges or Registered Financial Instruments Firm Association	Remarks
Registered shares, with par value of Rs. 10 each	Ordinary shares	1,147,919,537 (1) shares	Underlying equity shares on: Bombay Stock Exchange and National Stock Exchange of India Limited ADSs on: New York Stock Exchange	Equity shares with a face value of Rs. 10 each
Registered shares, with par value of Rs. 10 million each	Preference shares	350 shares	Not applicable.	Preference shares of face value of Rs. 10,000,000 each
Total	-	1,147,919,887 (1) shares	-	-

1.	Excludes 111,603 shares forfeited and net of 200 shares of the Bank, earlier held by the erstwhile Bank of Rajasthan Limited, extinguished on amalgamation.

(2)	State of Exercise of Bonds with Stock Acquisition Rights etc., with Moving Strike Clause

Not applicable.

(3)	Total Number of Issued Shares and Capital Stock

(At September 30, 2010)

Date	Number of Shares on Issue		Share Capital (in Rs.)		Remarks
	Number of Shares Increased/ (Decreased)	Number of Outstanding Shares After Increase/ (Decrease)	Amount of Share Capital Increased/ (Decreased)	Amount After Share Capital Increase/ (Decrease)
Total shares outstanding as on April 1, 2010		1,114,845,314		11,148,892,288 (JPY 22,297,784,576)	-
During fiscal year 2011 (Up to September 30, 2010)	33,074,223	1,147,919,537	330,763,161 (JPY 661,526,322)	11,479,655,449(1) (JPY 22,959,310,898)
1) Allotment of 1,750,472 shares issued on exercise of options under the Employee Stock Option Scheme
2) Allotment of 31,323,951 shares to the shareholders of the erstwhile Bank of Rajasthan Limited pursuant to the Scheme of Amalgamation.(2)
3) Extinguishment of 200 shares earlier held by the erstwhile Bank of Rajasthan Limited

1.	Includes forfeited shares amounting to Rs. 770,683.38, extinguished shares amounting to Rs. 2,000 and excludes calls unpaid of Rs. 312,603.75.

2.
Excludes 2,860,170 equity shares to be allotted to the shareholders of the erstwhile Bank of Rajasthan Limited, kept in abeyance pending civil appeal and regulatory directions, which were included in paid-up share capital of the bank at September 30, 2010.

(4)	Major Shareholders

Shareholding more than 1% of the total number of shares
(At September 30, 2010)
Shareholder	Address	Shares (million)	% Holding
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	C/O ICICI Bank, Securities Management Services, Empire House, 1st Floor 414, Senapati Bapat Marg Lower Parel, Mumbai 400013	313.26	27.29%
Life Insurance Corporation of India	Investment Department, 6th Floor, West Wing, Central Office, Yogakshema, Jeevan Bima Marg, Mumbai 400021	114.94	10.01%
Allamanda Investments Pvt. Limited	Citibank NA, Custody Services, 3rd Floor, Trent House, G Block, Plot No.60, BKC, Bandra (East), Mumbai - 400051	63.25	5.51%
Government of Singapore	C/O Deutsche Bank AG Securities And Custody Services, DB House, Hazarimal Somani Marg, PO Box No.1142, Fort, Mumbai - 400001	17.51	1.53%
Aberdeen Asset Managers Limited A/c Aberdeen International India Opportunities Fund (Mauritius) Limited	HSBC Securities Services, 2nd Floor, Shiv, Plot No. 139-140 B, Western Express Highway, Sahar Road Junction, Vile Parle (East), Mumbai - 400057	15.60	1.36%
Bajaj Holdings and Investments Limited	Bajaj Auto Ltd Complex, Mumbai-Pune Road, Akurdi, Pune 411035	14.53	1.27%
Europacific Growth Fund	JP Morgan Chase Bank N.A., India Sub Custody, 6th floor, Paradigm B, Mindspace, Malad (W), Mumbai - 400064	14.15	1.23%
IVY Funds Inc Asset Strategy Fund	Citibank NA, Custody Services, 3rd Floor, Trent House, G Block, Plot No. 60, BKC, Bandra (East), Mumbai - 400051	12.65	1.10%

Carmignac Gestion A/c Carmignac Patrimoine	HSBC Securities Services, 2nd Floor, Shiv, Plot No. 139-140 B, Western Express Highway, Sahar Road Junction, Vile Parle (East), Mumbai - 400057	12.49	1.09%
New Perspective Fund Inc.	JP Morgan Chase Bank N.A., India Sub custody, 6th floor, Paradigm B, Mindspace, Malad (West), Mumbai - 400064	11.99	1.04%
Bajaj Allianz Life Insurance Company Ltd	Deutsche Bank AG, DB House, Hazarimal Somani Marg, Fort, Post Box - 1142, Mumbai - 400001	11.97	1.04%
New India Assurance Company Ltd	New India Assurance Building 87, M.G. Road Fort, Mumbai 400001	11.67	1.02%
Total	-	614.01	53.49%

2.	Trends in Stock Prices

Monthly High and Low Stock Prices of Shares for each of the Last Six Months ended September 30, 2010

National Stock Exchange of India Limited (NSE)

(in Rs.)
Month	April 2010	May 2010	June 2010	July 2010	August 2010	September 2010
High (yen)	997.80 (1,995.60)	936.90 (1,873.80)	900.40 (1,800.80)	928.70 (1,857.40)	1,013.00 (2,026.00)	1,127.75 (2,255.50)
Low (yen)	918.00 (1,836.00)	809.35 (1,618.70)	817.50 (1,635.00)	840.05 (1,680.10)	939.55 (1,879.10)	995.00 (1,990.00)

Bombay Stock Exchange Limited (BSE)

(in Rs.)
Month	April 2010	May 2010	June 2010	July 2010	August 2010	September 2010
High (yen)	997.95 (1,995.90)	937.90 (1,875.80)	902.00 (1,804.00)	926.50 (1,853.00)	1,012.55 (2,025.10)	1,128.40 (2,256.80)
Low (yen)	918.10 (1,836.20)	809.40 (1,618.80)	816.90 (1,633.80)	840.10 (1,680.20)	939.75 (1,879.50)	994.60 (1,989.20)

New York Stock Exchange (NYSE)

(ADS)

(in US$)
Month	April 2010	May 2010	June 2010	July 2010	August 2010	September 2010
High (yen)	45.79 (3,832.62)	42.43 (3,551.39)	38.97 (3,261.79)	39.36 (3,294.43)	42.68 (3,572.32)	49.85 (4,172.45)
Low (yen)	40.81 (3,415.80)	34.85 (2,916.95)	34.96 (2,926.15)	35.77 (2,993.95)	40.73 (3,409.10)	42.98 (3,597.43)

3.          Statement of Directors and Officers

There has been no material change since the last ASR filed on September 30, 2010 for fiscal 2010.

VI.	FINANCIAL CONDITION

The original English financial statements of ICICI Bank Limited (the “Bank”) for the six-month period ended September 30, 2010 presented in this document are the same as included in the Form 6-K filed with the U.S. Securities and Exchange Commission on October 29, 2010, and are prepared in accordance with accounting principles generally accepted in India (“Indian GAAP”).

This document includes the Japanese translation of the aforementioned English interim financial statements pursuant to the provision under item 2 of Article 76 of the Regulations Regarding Terminology, Format and Method of Preparation of Interim Financial Statements, etc. (Ministry of Finance Ordinance No. 38 of 1977).

These financial statements of the Bank were summary financial statements and extracted from the complete set of interim financial statements. The complete set of interim financial statements for the six-month period ended September 30, 2010 were audited by S.R. Batliboi & Co., Chartered Accountants and for six month period ended September 30, 2009 and year ended March 31, 2010 by another firm of Chartered Accountants. Since the complete set of the audited financial statements were not filed with the U.S. Securities and Exchange Commission, the same have not been included in this document.

The financial statements of the Bank are presented in Indian rupees. In preparation of Japanese translation, only key amounts were translated into Japanese yen solely for the convenience of the reader at the rate of Rs.1=\ 2.00 which was the telegraphic transfer customer selling exchange rate of The Bank of Tokyo Mitsubishi UFJ, Ltd. as of December 1, 2010.

“Major differences between United States and Japanese Accounting Principles and Practices” and “Major differences between Indian and Japanese Accounting Principles and Practices” are included at the end of this section.

1.          Financial Statements for the Relevant Periods

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

	Six months ended September 30, 2009		Six months ended September 30, 2010		Year ended March 31, 2010
	Rs. crore	JPY mm	Rs. crore	JPY mm	Rs. crore	JPY mm
Net interest income	4,021	80,420	4,195	83,900	8,114	162,280
Non-interest income	2,903	58,060	3,298	65,960	6,297	125,940
-Fee income	2,706	54,120	3,003	60,060	5,650	113,000
-Lease and other income	197	3,940	295	5,900	647	12,940
Less:
Operating expense	2,825	56,500	2,925	58,500	5,593	111,860
Expense on direct market agent (DMA) 1	48	960	71	1,420	125	2,500
Lease depreciation	98	1,960	57	1,140	142	2,840
Core operating profit	3,953	79,060	4,440	88,800	8,551	171,020
Treasury income	1,011	20,220	(40)	(800)	1,181	23,620
Less: Provisions	2,395	47,900	1,439	28,780	4,387	87,740
Profit before tax	2,569	51,380	2,961	59,220	5,345	106,900
Less: Tax	651	13,020	699	13,980	1,320	26,400
Profit after tax	1,918	38,360	2,262	45,240	4,025	80,500

1.	Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront.
2.	Prior period figures have been regrouped/re-arranged where necessary.

Summary Balance Sheet

	September 30, 2009		September 30, 2010		March 31, 2010
	Rs. crore	JPY mm	Rs. crore	JPY mm	Rs. crore	JPY mm
Assets
Cash & bank balances	29,267	585,340	34,848	696,960	38,874	777,480
Advances	190,860	3,817,200	194,201	3,884,020	181,206	3,624,120
Investments	119,965	2,399,300	136,275	2,725,500	120,893	2,417,860
Fixed & other assets	26,282	525,640	24,674	493,480	22,427	448,540
Total	366,374	7,327,480	389,998	7,799,960	363,400	7,268,000

Liabilities
Net worth	51,258	1,025,160	53,975	1,079,500	51,618	1,032,360
-Equity capital	1,114	22,280	1,151	23,020	1,115	22,300
-Reserves	50,144	1,002,880	52,824	1,056,480	50,503	1,010,060
Deposits	197,832	3,956,640	223,094	4,461,880	202,017	4,040,340
Current account saving account ratio	36.9%		44.0%		41.7%
Borrowings 1	100,123	2,002,460	97,010	1,940,200	94,264	1,885,280
Other liabilities	17,161	343,220	15,919	318,380	15,501	310,020
Total	366,374	7,327,480	389,998	7,799,960	363,400	7,268,000
1.	Borrowings include preference shares amounting to Rs. 350 crore.

2.	Other Information

(1)            Legal and Regulatory Proceedings

We are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which we operate. We are also subject to a large number of regulatory and enforcement authorities in each of these jurisdictions. We are involved in a number of legal proceedings and regulatory relationships in the ordinary course of our business. However, we are not a party to any proceedings and no proceedings are known by us to be contemplated by governmental authorities or third parties, which, if adversely determined, may have a material adverse effect on our financial condition or results of operations.

The following penalties were imposed and paid by us in the last three years:

•	In fiscal 2011, the Reserve Bank of India imposed a penalty of Rs. 0.5 million on us in connection with Know Your Customer guidelines.

•	In fiscal 2011, the Reserve Bank of India imposed a penalty of Rs. 10,000 on us in connection with the Foreign Exchange Management Act, 1999.

•
The Securities and Futures Commission, Hong Kong charged us with carrying on the business of dealing in securities in Hong Kong between June 15, 2004 and March 8, 2006, without having the requisite license. The Eastern Magistrate’s Court, Hong Kong, on April 10, 2007 fined us a sum of HK$ 40,000 and ordered us to reimburse prosecution costs of HK$ 54,860.

We held a total provision of Rs. 398.0 million at September 30, 2010 for 606 cases with claims totaling approximately Rs. 1.1 billion, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made. Of the total provision made, Rs. 374.7 million is provided for 602 cases with claims of Rs. 973.1 million and Rs. 23.3 million is provided for four cases with amount of Rs. 81.0 million which is the claims of sale proceeds received from the court against an undertaking.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, we have included the amount of claims against us in our contingent liabilities. At September 30, 2010, such claims amounted to a total of Rs. 1.25 billion in connection with 55 cases. It is not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases.

For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor have we included the amount of the claims in these cases in our contingent liabilities.

In some instances, civil litigants name our directors as co-defendants in lawsuits against ICICI Bank. There were 324 such cases at September 30, 2010.

Management believes, based on consultation with counsel, that the claims and counterclaims filed against us in the above legal proceedings are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or our liquidity. Based on a review of other litigations with legal counsel, management also believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations or cash flows.

At September 30, 2010, there were 50 litigations each involving a claim of Rs. 10.0 million and more against us, in the aggregate amount of approximately Rs. 14.12 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). The following are the litigations where amounts claimed from us are Rs. 1.00 billion or higher:

•
In 2002, we filed a suit before the Debt Recovery Tribunal, Ahmedabad against Gujarat Telephone Cables Limited for the recovery of term loans, debentures and working capital finance provided by us. We sold our exposure to the Asset Reconstruction Company (India) Limited in 2004. The borrower has filed a suit claiming damages of Rs. 10.0 billion jointly and severally from the State Bank of India, Bank of Baroda, United Western Bank, UTI Bank, Bank of India, Asset Reconstruction Company (India) Limited and us. We have filed an application for rejection of the suit to which Gujarat Telephone Cables Limited has filed its reply. We have filed our rejoinder. The Company in the meanwhile has gone into liquidation and the notice has been served to the official liquidator. Our Application for rejection of suit was heard on December 15, 2010 and the order of the court is awaited.

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In 1999, we filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for recovery of amounts totaling Rs. 169.0 million due from Esslon Synthetics Ltd. In May 2001, the guarantor filed a counterclaim for an amount of Rs. 1.0 billion against us and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon Synthetics Limited filed an application to amend the counterclaim in January 2004. We have filed our reply to the application for amendment. The guarantor has also filed an interim application on the ground that certain documents have not been exhibited to which we have filed our reply stating that the required documents are neither relevant nor necessary for adjudicating the dispute between the parties. In the meantime, Industrial Development Bank of India has challenged the order of the Debt Recovery Tribunal Delhi, whereby the Debt Recovery Tribunal allowed LML Limited to be included in the list of parties. The Debt Recovery Appellate Tribunal, Delhi has passed an interim stay order against the Debt Recovery Tribunal proceedings. In the liquidation proceeding before the High Court at Allahabad, the official liquidator attached to the Allahabad High Court has sold the assets of Esslon Synthetics for Rs. 61.0 million in November 2002. We have filed the claim with the official liquidator attached to the Allahabad High Court for our dues. The official liquidator has informed us that the claim of the Bank has been allowed and that the amount payable to the Bank is Rs. 12.2 million. We have filed an affidavit before the official liquidator for disbursement of the pari passu amount and the official liquidator has released Rs. 9.1 million to the Bank and the balance of the pari passu amount will be disbursed after finalization of the dues of the workman. The next hearing date in the Debt Recovery Tribunal is January 11, 2011.

In addition, we have experienced rapid international expansion into banking in multiple jurisdictions which exposes us to a new variety of regulatory and business challenges and risks, including cross-cultural risk, and which increased the complexity of our risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory risk, reputational risk and operational risk. As a result of this rapid growth and increased complexity, we or our employees may be subject to regulatory investigations or enforcement proceedings in multiple jurisdictions in a variety of contexts. Despite our best efforts at regulatory compliance and internal controls, we, or our employees, may from time to time, and as is common in the financial services industry, be the subject of confidential examinations or investigations that might, or might not, lead to proceedings against us or our employees. In any such situation it would be our policy to conduct an internal investigation, co-operate with the regulatory authorities and, where appropriate, suspend or discipline employees, including terminating their services.

In fiscal 2010, two individuals filed a whistleblower retaliation complaint against us with the Occupational Safety and Health Administration, U.S. Department of Labor (“OSHA”) pursuant to procedures set forth under 29 CFR 1980 covered by Section 806 of the Sarbanes Oxley Act, 2002. The complaint alleges misrepresentations in the Bank’s annual report on Form 20-F for fiscal 2008, as filed with the Securities and Exchange Commission, to the effect that (i) the Bank misrepresented that it has anti-money laundering processes in place and/or (ii) it failed to follow such processes. The individuals demand (i) immediate reinstatement at ICICI Bank, payment of back pay, payment of special damages and payment of attorney’s fees; and (ii) that their visa status be protected so that they may remain within the United States.
Upon receipt of the complaint, the Bank commenced a thorough internal investigation of its operations at the New York branch, including an investigation of the Bank’s compliance with the U.S. Patriot Act. It was determined that the New York branch complied with all applicable banking regulations and has appropriate internal controls in place. The New York branch and its processes are also subject to ongoing supervision and examination by the Office of the Comptroller of the Currency (the “OCC”), and the branch has informed the OCC of this matter.

The Bank filed its response to the complaint with OSHA. OSHA has completed the initial phase of its investigation and had issued an initial response letter dated January 4, 2010 (the “Response”) finding, based on information gathered thus far, reasonable cause to believe that a violation under Section 806 has occurred. As provided in the Response, the Bank submitted a rebuttal, along with supporting documents, to OSHA on February 8, 2010. Pending receipt of final determination of the investigation by OSHA and on its suggestion, the parties have pursued informal resolution of the complaint to reach a mutually acceptable resolution. OSHA has reserved its decision on the matter pending the outcome of the resolution process.
Taxation Proceedings

At September 30, 2010, we had been assessed an aggregate of Rs. 31.31 billion in excess of the provision made in our accounts mainly pertaining to income tax and sales tax/value added tax by the Government of India’s tax authorities for past years. We have appealed each of these tax demands. Based on consultation with counsel and favorable decisions in our own and other cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and accordingly we have not provided for these tax demands at September 30, 2010.

•	Rs. 6.92 billion relates to appeals filed by the tax authorities against decisions in our favor. These matters are currently pending adjudication.

•	Rs. 1.28 billion relates to sales tax/value added tax assessment, where we are relying on a favorable decision in our own/other precedent cases and opinions from counsel.

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Rs. 23.12 billion relates to an appeal filed by us in respect of assessments mainly pertaining to income tax, where we are relying on favorable precedent decisions of the appellate court and expert opinions.

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Rs. 10.63 billion relates to bad debts written off. Bad debts written off as irrecoverable by the Bank have been disallowed by the tax authorities on the ground that we have not established that the debts written off during the year are irrecoverable. In recent judgments in the Bank’s own case for some years, the appellate authorities have allowed the claim of bad debts on the ground that after an amendment to the Income Tax Act, 1961 with effect from April 1, 1989, it is not obligatory for the assessee to prove that the debts written-off are bad and it shall suffice if the assessee writes off its bad debts as irrecoverable in the accounts during the said year. In a recent Supreme Court ruling in another matter, it was held that after the amendment of the Income Tax Act, it is not necessary for the taxpayer to establish that the debt has actually become irrecoverable to claim a deduction of bad debts.

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Rs. 4.11 billion relates to the disallowance of depreciation claims on leased assets, which is an industry-wide issue involving multiple litigations across the country. In respect of depreciation claimed by us for fiscal 1993 and fiscal 1994 on two sale and leaseback transactions, the Income Tax Appellate Tribunal, Mumbai held that these transactions were tax planning tools and no depreciation was allowable. Because the Income Tax Appellate Tribunal’s decision is based on the facts of two specific transactions, we believe that the Income Tax Appellate Tribunal’s decision will not have an adverse tax impact on other sale and leaseback transactions entered into by us. In subsequent judgments in our own case, the appellate authorities have held that the lease transactions are genuine and have allowed depreciation on finance leases including sale and leaseback transactions.

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A penalty amounting to Rs. 3.94 billion has been levied on us by the tax authorities on contentious issues involving judicial interpretation. In recent judgments in our own and other cases, the appellate authorities have ruled that penalties are not leviable on debatable issues which cannot be said to be in the nature of concealment of income.

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Rs. 2.26 billion relates to whether interest expenses can be attributed to tax-exempt dividend income. We believe no interest can be allocated thereto as there are no borrowings earmarked for investment in shares and our interest free funds are sufficient to cover investments in the underlying shares. In a recent judgment in another matter, the Bombay High Court has laid down the principle that if there are sufficient interest free funds available to an assessee to fund its investments, it can be presumed that the investments were made from the interest free funds available.

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Rs. 1.97 billion relates to taxability of amounts withdrawn from two special reserve accounts maintained by the Bank, “Special Reserve created up to Assessment Year 1997-98” and “Special Reserve created and maintained from Assessment Year 1998-99”. Withdrawals made from the “Special Reserve created up to Assessment Year 1997-98” were assessed as taxable by the tax authorities. The Bank has disputed the levy of tax as the special reserve created through this account was not required to be maintained without withdrawal. In a recent judgment in our own case, the appellate authority has granted relief in respect of withdrawal from this special reserve.

Accordingly, we have not provided for these tax demands but have disclosed them as contingent liabilities in the financial statements.

(2)	Subsequent Events

Not applicable.

3.	Major Differences between United States and Japanese Accounting Principles and Practices

The financial statements of the Bank for the year ended March 31, 2010 include notes describing the differences between accounting principles generally accepted in India and those in the United States of America (“US GAAP”) and disclose net income and stockholders’ equity under US GAAP. Summarized hereunder are significant differences between the accounting policies under US GAAP and Japanese accounting principles.

(1)	Principles of consolidation

The Bank consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Bank also consolidates entities deemed to be variable interest entities where the Bank is determined to be the primary beneficiary under FASB ASC Subtopic, 810-10, “Consolidation – Overall”, “Consolidation of Variable Interest Entities”. In the United States of America, an entity is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity.

Under Japanese accounting principles, a concept of variable interest entities is not used to determine the scope of consolidation.

(2)	Venture capital investments

The Bank’s venture capital funds carry their investments at fair value, with changes in fair value on venture capital investments recognized as gain/loss in the profit and loss account.

Under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(3)	Goodwill

The Bank does not amortize goodwill but instead tests goodwill for impairment at least annually.

Under Japanese accounting principles, goodwill arising from business combinations is required to be amortized over a period not exceeding 20 years. Also, goodwill is subject to an impairment test.

(4)	Share-based compensation

The Bank uses the fair value method to account for its employee stock-based compensation plans. ASC Topic 718 “Compensation - Stock Compensation” requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values.

In Japan, share option granted to employee as compensation is measured at fair value and the related cost is recognized as expense over the employee requisite service period. Corresponding amount is recorded in equity as subscription warrants until the share option is exercised or expires.

(5)	Loan origination fees

Under US GAAP, loan origination fees (net of costs) are amortized over the period of the loans as an adjustment to the yield on the loan.

Under Japanese accounting principles, there is no specific accounting standard for amortization of loan origination fees.

(6)	Hedge accounting

The Bank has designated certain derivatives as fair value hedges. Under fair value hedge accounting, changes in fair value of derivatives are recognized in the profit and loss account along with the changes in fair value of hedged items. The Bank has also designated certain derivatives as hedges of its net investments in foreign operations, under which the changes in the fair value of derivatives are directly recognised in equity, net of tax.

Under Japanese accounting principles, gains and losses arising from changes in fair value of hedging instruments are directly recognized in equity, net of tax effect.

(7)	Fair Value Measurements

In the United States of America, ASC Topic 820 “Fair Value Measurements and Disclosures” establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value.

Under Japanese accounting principles, “Practical Guidelines Concerning Accounting for Financial Instruments” provides guidance on fair value and “Practical Treatment for Measuring Fair Value of Financial Assets” has also been issued, but no specific standards equivalent to US GAAP for fair value measurement exist.

4.	Major Differences between Indian and Japanese Accounting Principles and Practices

The financial statements of the Bank are prepared in accordance with generally accepted accounting principles in India. Summarized hereunder are significant differences between the accounting policies adopted by the Bank and Japanese accounting principles.

(1)	Principles of consolidation

The Bank consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Assets, liabilities, income and expenditure of the jointly controlled entities are consolidated using the proportionate consolidation method. Under the proportionate consolidation method, the Bank’s share of each of the assets, liabilities, income and expenses is reported as separate line items in the consolidated financial statements.

Under Japanese accounting principles, there is no concept of proportionate consolidation method.

(2)	Stock issue costs

The expenses of the stock issue have been charged to the share premium account.

Under Japanese accounting principles, stock issue costs are either charged to expense as incurred or deferred to be amortized over three years.

(3)	Sale of loans

The Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains/losses are recorded net of allowance for credit losses only if the Bank surrenders the rights to benefits specified in the securitized loan contract. Net income arising from sale of loan assets through direct assignment without recourse obligation, is recognized at the time of sale. With effect from February 1, 2006, Bank accounts for any loss arising from securitization immediately and profit/gain arising from securitization of loan assets is amortized over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold.

Under Japanese accounting principles, the transfer of loans are recognized as sales and the resulting gains are recognized if derecognition requirements for financial assets under the financial component approach are met.

(4)	Share-based compensation

The Bank uses the intrinsic value based method to account for its stock-based employees compensation plans. Compensation cost is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price.

Under Japanese accounting principles, the intrinsic value based method is not used and the compensation expenses are accounted for based on the fair value at the grant date.

(5)	Retirement benefit

In respect of gratuity benefit and other defined benefit schemes, where the Bank makes payments for retirement benefits out of its own funds, provisions are made in the profit and loss account based on actuarial valuation.

Under Japanese accounting principles, defined benefit plan is accounted for based on the actuarial calculations, with actuarial gains or losses being amortized over a certain period of years within the average remaining service period.

(6)	Mark-to-market of securities

Bank carries the held to maturity securities at the acquisition/amortised cost. For available for sale and held for trading securities net unrealized gains on investments by category are ignored and losses are charged to the profit and loss account, except for the venture capital investments wherein the unrealized gains and losses are transferred to Reserves and Surplus. Any excess provision held for depreciation on available for sale and held for trading securities in excess of required amount is credited to profit and loss and thereafter transferred to Investment Reserve Account.
Under Japanese accounting principle, unrealized gains and losses on trading securities are recognized in the profit and loss account and those on other securities are recorded in equity. Additionally, under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(7)	Acquisition costs of securities

Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

Under Japanese accounting principles, such costs are included in acquisition costs of securities.

(8)	Profit on sale of held-to-maturities securities

Profit on sale of investments in the ‘Held to Maturity’ category is credited to the profit and loss account and is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to capital reserve.

Under Japanese accounting principles, such profit is recognized in the profit and loss account upon sale. There is no specific standard concerning transfer of such profit to reserve.

(9)	Provisions for loan losses

In case of corporate loans, provisions are made for sub-standard and doubtful assets at rates prescribed by Reserve Bank of India (RBI). Subject to the minimum provisioning levels prescribed by RBI, provision on homogeneous retail loans/receivables is assessed at a portfolio level, on the basis of days past due. The Bank also holds general provision against performing loans based on rates prescribed by Reserve Bank of India. For restructured/rescheduled assets, provision is made by the Bank in accordance with the guidelines issued by RBI, which require a provision equal to the diminution in the fair value of the loan computed on a present value basis to be made at the time of restructuring.

Under Japanese accounting principles, provision for loan losses in banks is established based on self-assessment and the historical loss ratio and outstanding balance of each asset category. Alternatively, it is also permitted to be calculated based on the difference between the discounted future cash flows using the original effective interest rate and the outstanding balance. The regulatory agency does not prescribe certain rate to be used for calculation of provisions in banks.

(10)	Hedge accounting

Under Indian GAAP, the swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting. Hedged swaps/options are accounted for on an accrual basis.

Under Japanese accounting principles, all derivatives are marked to market with unrealized gains and losses being deferred to the extent that the requirements for hedge accounting are met.

(11)	Impairment of fixed assets

Fixed assets and certain intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is recognized by debiting the profit and loss account and is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Under Japanese accounting principles, undiscounted cash flows are used for assessment of impairment.

(12)	Deferred tax

The Bank does not recognize deferred taxes on undistributed earnings of subsidiaries and affiliates.

Under Japanese accounting principles, deferred tax is recognized based on the schedule for reversal of temporary difference as a whole. Deferred tax liabilities are recognized on part of undistributed profits of subsidiaries that are expected to be taxed upon payment as dividends.

(13)	Dividends

Dividends on common stock and the related dividend tax are recognized in the year to which it relates to.

Under Japanese accounting principles, dividends are recognized upon approval in the annual general meeting.

VII.           TRENDS IN FOREIGN EXCHANGE RATES

The information required under this subsection is omitted because the foreign exchange rates between the Indian rupee, which is the currency in which the financial statements of the Bank are presented, and the Japanese yen, has been published in two or more daily newspapers reporting general affairs in Japan for the referenced periods.

VIII.	REFERENCE INFORMATION OF FILING COMPANY

The documents filed during the period from the commencement date of the relevant business year through the filing date of this Semi-Annual Report, and the filing dates thereof, are as follows:

1.	Annual Securities Report and the attachments thereto pertaining to fiscal 2010	filed on September 30, 2010

2.	Amendment to the Annual Securities Report pertaining to fiscal 2010	filed on October 12, 2010

PART II.	INFORMATION ON GUARANTY COMPANY, ETC. OF FILING COMPANY

I.	INFORMATION ON GUARANTY COMPANY

Not applicable.

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY

Not applicable.

III.	INFORMATION ON BUSINESS INDICES, ETC.

Not applicable.